                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)
     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1998

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ________ to _______

Commission File Number 0-3683

Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       Trustmark National Bank 401(k) Plan
                            (Full Title of the Plan)

Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
                             Trustmark Corporation
                             248 E. Capitol Street
                           Jackson, Mississippi 39201
    (Name of Issuer of Securities and address of Principal Executive Office)

                              ARTHUR ANDERSEN LLP





                      TRUSTMARK NATIONAL BANK 401(k) PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997
                         TOGETHER WITH AUDITORS' REPORT

                               ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
Trustmark National Bank
401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Trustmark National Bank 401(k) Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  ARTHUR ANDERSEN LLP


Jackson, Mississippi,
   June 25, 1999.

                       TRUSTMARK NATIONAL BANK 401(k) PLAN
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1998 AND 1997



Financial Statements                                                       Page
                                                                          ------

Statement of Net Assets Available for Plan Benefits with
Fund Information as of December 31, 1998                                   1

Statement of Net Assets Available for Plan Benefits with
Fund Information as of December 31, 1997                                   2

Statement of Changes in Net Assets Available for Plan
Benefits with Fund Information for the Year Ended
December 31, 1998                                                          3

Notes to Financial Statements                                              4-7

Schedules Supporting Financial Statements

Item 27a -- Schedule of Assets Held for Investment
Purposes as of December 31, 1998                                           8

Item 27d -- Schedule of Reportable Transactions
for the Year Ended December 31, 1998                                       9

Schedule of Party-In-Interest Transactions for the
Year Ended December 31, 1998                                               10-11

                       TRUSTMARK NATIONAL BANK 401(k) PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1998


                                                                         Participant Directed
                                     -------------------------------------------------------------------------------

                                        Capital     Short Term   Intermediate    Large Cap     Mid Cap     Small Cap
                                     Preservation    Govt Inst     Govt Inst      Equity       Equity       Equity
                                         Fund          Fund          Fund          Fund         Fund         Fund
                                     ------------   ----------   ------------   ----------   ----------   ----------
ASSETS:
  Receivables:
    Sponsor contributions            $      1,888   $    1,243   $      1,255   $    6,150   $    4,619   $    1,888
    Participant contributions               4,499        2,731          3,405       25,711       23,524       10,657
                                     ------------   ----------   ------------   ----------   ----------   ----------
              Total receivables             6,387        3,974          4,660       31,861       28,143       12,545
  Investments, at fair value:
    Money market account                2,573,027            -              -            -            -            -
    Fixed income mutual funds                   -    1,502,667      1,413,704            -            -            -
    Common stock of
      Trustmark Corporation                     -            -              -            -            -            -
    Equity mutual funds                         -            -              -    4,017,199    5,011,152    2,430,661
                                     ------------   ----------   ------------   ----------   ----------   ----------
              Total investments         2,573,027    1,502,667      1,413,704    4,017,199    5,011,152    2,430,661
                                     ------------   ----------   ------------   ----------   ----------   ----------

  Total Assets                          2,579,414    1,506,641      1,418,364    4,049,060    5,039,295    2,443,206
LIABILITIES:                                    -            -              -            -            -            -
                                     ------------   ----------   ------------   ----------   ----------   ----------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS:                    2,579,414   $1,506,641   $  1,418,364   $4,049,060   $5,039,295   $2,443,206
                                     ============   ==========   ============   ==========   ==========   ==========



The accompanying notes are an integral part of this statement.

                       TRUSTMARK NATIONAL BANK 401(k) PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1998
                                  (Continued)

                                     Participant Directed
                                     ---------------------
                                     Templeton   Trustmark      Frontier
                                      Foreign      Stock      Contribution
                                        Fund        Fund         Account        Total
                                     ---------   ----------   ------------   -----------

ASSETS:
  Receivables:
    Sponsor contributions            $       -   $    8,109   $          -   $    25,152
    Participant contributions                -       28,306              -        98,833
                                     ---------   ----------   ------------   -----------
              Total receivables              -       36,415              -       123,985
  Investments, at fair value:
    Money market account                     -            -      2,504,852     5,077,879
    Fixed income mutual funds                -            -              -     2,916,371
    Common stock of
      Trustmark Corporation                  -    6,088,462              -     6,088,462
    Equity mutual funds                 41,430            -              -    11,500,442
                                     ---------   ----------   ------------   -----------
              Total investments         41,430    6,088,462      2,504,852    25,583,154
                                     ---------   ----------   ------------   -----------
  Total Assets                          41,430    6,124,877      2,504,852    25,707,139
LIABILITIES:                                 -            -              -             -
                                     ---------   ----------   ------------   -----------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS:                 $  41,430   $6,124,877   $  2,504,852   $25,707,139
                                     =========   ==========   ============   ===========


The accompanying notes are an integral part of this statement.

                       TRUSTMARK NATIONAL BANK 401(k) PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1997

                                       ----------------------------------------------------------------------
                                                                Participant Directed
                                       ----------------------------------------------------------------------
                                          Stable        Income &       Balanced       Maximum     Trustmark
                                           Value        Growth         Growth        Growth         Stock
                                           Fund          Fund           Fund           Fund          Fund         Total
                                       -----------    -----------    -----------    -----------   -----------   -----------
ASSETS:
  Receivables:
    Interest and dividends             $    12,388    $     5,271    $     8,072    $     1,534   $        86   $    27,351
    Sponsor contributions                    3,090          3,893          8,544          7,401         1,948        24,876
    Participant contributions                   16             15             17           --            --              48
    Other                                     --             --            3,100          7,201         6,413        16,714
                                       -----------    -----------    -----------    -----------   -----------   -----------
              Total receivables             15,494          9,179         19,733         16,136         8,447        68,989
  Investments, at fair value:
    Money market account                   309,425        111,762        111,158         32,356        22,192       586,893
    Fixed income mutual funds                 --          975,720      1,424,917           --            --       2,400,637
    Pooled funds                         2,077,084           --             --             --            --       2,077,084
    Common stock of
      Trustmark Corporation                   --             --             --             --       5,161,361     5,161,361
    Equity mutual funds                       --          537,649      2,706,206      6,102,551          --       9,346,406
                                       -----------    -----------    -----------    -----------   -----------   -----------
              Total investments          2,386,509      1,625,131      4,242,281      6,134,907     5,183,553    19,572,381
  Accrued transfers between funds         (294,563)      (130,663)       (93,320)        59,136       459,410          --
                                       -----------    -----------    -----------    -----------   -----------   -----------
  Total Assets                           2,107,440      1,503,647      4,168,694      6,210,179     5,651,410    19,641,370
LIABILITIES:
  Other                                         97            159            312            499           223         1,290
                                       -----------    -----------    -----------    -----------   -----------   -----------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS:                   $ 2,107,343    $ 1,503,488    $ 4,168,382    $ 6,209,680   $ 5,651,187   $19,640,080
                                       ===========    ===========    ===========    ===========   ===========   ===========



The accompanying notes are an integral part of this statement.

                       TRUSTMARK NATIONAL BANK 401(k) PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          YEAR ENDED DECEMBER 31, 1998

                                                                Pre-Conversion
                                                             Participant Directed
                                       ----------------------------------------------------------------------
                                        Stable        Income &       Balanced        Maximum       Trustmark
                                         Value         Growth         Growth         Growth          Stock
                                         Fund           Fund           Fund           Fund           Fund
                                      -----------    -----------    -----------    -----------    -----------
ADDITIONS TO PLAN NET
  ASSETS ATTRIBUTED TO:
  Contributions:
    Sponsor                           $      --      $      --      $      --      $      --      $      --
    Participant                            74,426         69,744        191,394        541,484        313,558
                                      -----------    -----------    -----------    -----------    -----------
            Total contributions            74,426         69,744        191,394        541,484        313,558
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments           --           83,769        385,660        743,425       (811,767)
    Interest                                  892            391            665            938          1,648
    Dividends- Company stock                 --             --             --             --           42,834
    Dividends- other                       86,964         33,816         54,515         11,249           --
                                      -----------    -----------    -----------    -----------    -----------
            Net investment income          87,856        117,976        440,840        755,612       (767,285)
  Transfers between funds                   5,426         (6,678)           439            459            354
  Conversion transfers                       --             --             --             --             --
  Transfers from other plans              373,488        160,898        357,090        434,792        435,943
                                      -----------    -----------    -----------    -----------    -----------
            Net additions                 541,196        341,940        989,763      1,732,347        (17,430)
DEDUCTIONS FROM PLAN NET
  ASSETS ATTRIBUTED TO:
  Conversion transfers                  2,320,384      1,776,319      5,032,256      7,753,542      5,437,430
  Expenses                                  6,653             36             39           --           26,125
  Benefits paid to participants           321,502         69,073        125,850        188,485        170,202
                                      -----------    -----------    -----------    -----------    -----------
            Net deductions              2,648,539      1,845,428      5,158,145      7,942,027      5,633,757
NET INCREASE (DECREASE)
  IN NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                      (2,107,343)    (1,503,488)    (4,168,382)    (6,209,680)    (5,651,187)

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS
  Beginning of year                     2,107,343      1,503,488      4,168,382      6,209,680      5,651,187
                                      -----------    -----------    -----------    -----------    -----------

  End of year                         $      --      $      --      $      --      $      --      $      --
                                      ===========    ===========    ===========    ===========    ===========


The accompanying notes are an integral part of this statement.

                       TRUSTMARK NATIONAL BANK 401(k) PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          YEAR ENDED DECEMBER 31, 1998
                                  (Continued)

                                                                                 Post-Conversion
                                                                              Participant Directed
                                       --------------------------------------------------------------------------------------
                                         Capital      Short Term     Intermediate     Large Cap      Mid Cap       Small Cap
                                       Preservation    Govt Inst      Govt Inst        Equity        Equity         Equity
                                           Fund          Fund           Fund            Fund          Fund           Fund
                                      -------------   -----------    -----------    -----------    -----------    -----------
ADDITIONS TO PLAN NET
  ASSETS ATTRIBUTED TO:
  Contributions:
    Sponsor                           $       5,290   $     3,556    $     3,414    $    10,156    $     9,965    $     4,885
    Participant                              64,118        33,467         47,180        376,627        340,876        163,637
                                      -------------   -----------    -----------    -----------    -----------    -----------
            Total contributions              69,408        37,023         50,594        386,783        350,841        168,522
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments             --           9,697         28,772        125,873       (138,208)      (317,295
    Interest                                 48,771          --             --             --             --             --
    Dividends- Company stock                   --            --             --             --             --             --
    Dividends- other                           --          35,426         33,329         10,952         10,097           --
                                      -------------   -----------    -----------    -----------    -----------    -----------
            Net investment income            48,771        45,123         62,101        136,825       (128,111)      (317,295
  Transfers between funds                   460,566       (46,500)       (11,921)       (21,922)      (273,425)      (117,831
  Conversion transfers                    2,320,384     1,534,659      1,366,204      3,660,631      5,225,488      2,775,135
  Transfers from other plans                   --            --             --             --             --             --
                                      -------------   -----------    -----------    -----------    -----------    -----------
            Net additions                 2,899,129     1,570,305      1,466,978      4,162,317      5,174,793      2,508,531
DEDUCTIONS FROM PLAN NET
  ASSETS ATTRIBUTED TO:
  Conversion transfers                         --            --             --             --             --             --
  Expenses                                     --            --             --             --             --             --
  Benefits paid to participants             319,715        63,664         48,614        113,257        135,498         65,325
                                      -------------   -----------    -----------    -----------    -----------    -----------
            Net deductions                  319,715        63,664         48,614        113,257        135,498         65,325
NET INCREASE (DECREASE)
  IN NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                         2,579,414     1,506,641      1,418,364      4,049,060      5,039,295      2,443,206

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS
  Beginning of year                            --            --             --             --             --             --
                                      -------------   -----------    -----------    -----------    -----------    -----------

  End of year                         $   2,579,414   $ 1,506,641    $ 1,418,364    $ 4,049,060    $ 5,039,295    $ 2,443,206
                                      =============   ===========    ===========    ===========    ===========    ===========


The accompanying notes are an integral part of this statement.


                       TRUSTMARK NATIONAL BANK 401(k) PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          YEAR ENDED DECEMBER 31, 1998
                                  (Continued)

                                                           Post-Conversion
                                       ------------------------------------------------------
                                         Participant Directed
                                       -------------------------
                                        Templeton     Trustmark      Frontier
                                         Foreign        Stock      Contribution
                                          Fund          Fund         Account         Total
                                      ------------   -----------   -----------    -----------
ADDITIONS TO PLAN NET
  ASSETS ATTRIBUTED TO:
  Contributions:
    Sponsor                           $       --     $    12,171   $ 2,500,076    $ 2,549,513
    Participant                             40,476       465,296          --        2,722,283
                                      ------------   -----------   -----------    -----------
            Total contributions             40,476       477,467     2,500,076      5,271,796
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments           1,143       607,836          --          718,905
    Interest                                  --            --           6,539         59,844
    Dividends- Company stock                  --            --            --           42,834
    Dividends- other                           694          --            --          277,042
                                      ------------   -----------   -----------    -----------
            Net investment income            1,837       607,836         6,539      1,098,625
  Transfers between funds                    3,579         9,217        (1,763)          --
  Conversion transfers                        --       5,437,430          --       22,319,931
  Transfers from other plans                  --            --            --        1,762,211
                                      ------------   -----------   -----------    -----------
            Net additions                   45,892     6,531,950     2,504,852     30,452,563
DEDUCTIONS FROM PLAN NET
  ASSETS ATTRIBUTED TO:
  Conversion transfers                        --            --            --       22,319,931
  Expenses                                    --            --            --           32,853
  Benefits paid to participants              4,462       407,073          --        2,032,720
                                      ------------   -----------   -----------    -----------
            Net deductions                   4,462       407,073          --       24,385,504
NET INCREASE (DECREASE)
  IN NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                           41,430     6,124,877     2,504,852      6,067,059

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS
  Beginning of year                           --            --            --       19,640,080
                                      ------------   -----------   -----------    -----------

  End of year                         $     41,430   $ 6,124,877   $ 2,504,852    $25,707,139
                                      ============   ===========   ===========    ===========


The accompanying notes are an integral part of this statement.

                       TRUSTMARK NATIONAL BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


1.  PLAN DESCRIPTION

The following description of the Trustmark National Bank 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the employees of Trustmark National Bank (the Company). Employees who are active participants in the Canton Exchange Bank Employee's Retirement Plan are ineligible to participate in the Plan. The Plan provides eligibility for participation on the next semiannual entry date (January 1st or July 1st) following the completion of at least 1,000 hours of service during the twelve-month period ending on the anniversary of a person's employment commencement date.

Effective January 1, 1997 the Plan name was changed from "Trustmark National Bank Profit Sharing Plan" to "Trustmark National Bank 401(k) Plan". On that date, 100% of the sponsor directed Profit Sharing Trust was spun off in order to establish the Trustmark National Bank Employee Stock Ownership Plan (ESOP).

Effective April 30, 1999, the ESOP was merged into the Plan.

Plan Administration

Under a trust agreement, Trustmark National Bank was appointed trustee for the Plan through June 30, 1998. Effective July 1, 1998, the Plan's record keeping and trust functions were transferred to Bisys Plan Services and Frontier and Reliance Trusts, respectively. In connection with this transfer, the Plan's existing investment options were converted to individual funds. The Plan Administrator is Trustmark National Bank.

Employee Contributions

The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with ss. 401(k) of the Internal Revenue Code. If certain requirements of Internal Revenue Code ss. 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed. Participants may direct investment of their voluntary contributions among several investment options.

Employees can elect to contribute up to 15% of their pay each period not to exceed $7,000 of their annual earnings before taxes. Any excess contributions must be returned to the applicable participant by April 15 of the calendar year following the year of excess contributions. The Plan does not allow rollover contributions from individual retirement accounts or other qualified plans.

Employer Contributions

In general, employee contributions are not matched by the employer; however, former participants of the Rankin County Bank 401(k) Plan are eligible for a 100% match of their contributions on up to 3% of their annual compensation.

The company contributed $2,500,000 to the Plan in 1998. This contribution was allocated in 1999 to ESOP participants based upon the proportion of each participant's compensation as of December 31, 1998 to the total compensation for all participants as of that date. The Plan was amended to allow safe-harbor contributions, as defined in the Internal Revenue Code, and to increase the maximum allowable salary deferral contribution from $7,000 to the maximum allowed by law ($10,000 for 1999).

                       TRUSTMARK NATIONAL BANK 401(k) PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           DECEMBER 31, 1998 AND 1997

Allocations

Employee contributions are allocated directly to each participant's account.

Investment earnings of the Plan's trust funds are allocated based on the investment earnings base multiplied by the calculated rate of return for the separate trust accounts. The investment earnings base is calculated as beginning of the year account balance plus one half of the current year salary deferral contributions less withdrawals and transfers out.

Forfeitures of non vested employer match accounts are used to reduce the employer match contribution.

Vesting

On the first day of the month coincident with or following a participant's sixty-fifth birthday, such participant is entitled to retire from active service with the employer, and 100% of the value of the participant's share of the Plan becomes fully vested. A participant also vests 100% upon death or termination of employment due to permanent disability.

Participants  are  immediately  vested  in  their  voluntary  contributions  and
safe-harbor   employer   contributions   and  vest  in  their   employer   match
contributions as shown in the following schedule:

                     Years of
                  Vesting Service                Vested Percentage
                  ---------------                -----------------
                   Less than 5                              0%
                    5 or more                             100%


In case of termination of the Plan, the value of each participant's share of the Plan shall become fully vested as of the date of such termination.

Payment of Benefits

On retirement, death, disability or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or a life annuity. In addition, hardship distributions are permitted if certain criteria are met.

Plan Termination

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. In the event of termination, the Plan's net assets would be distributed by the trustee in accordance with the trust agreement in a uniform and nondiscriminatory manner.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets of the Plan as they are disbursed to participants.

                       TRUSTMARK NATIONAL BANK 401(k) PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           DECEMBER 31, 1998 AND 1997


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

Cash equivalents are stated at cost which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Stable Value Fund invests a portion of its assets in Guaranteed Investment Contracts (GICs) which are fully benefit-responsive and are recorded at cost which approximates fair market value.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments, as recorded in the accompanying statement of changes in net assets available for plan benefits, includes changes in fair value of investments acquired, sold or held during the year.

Administrative Fees

Professional fees incurred by the Plan are paid by the Company.

3. INVESTMENTS

The fair value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 1998 and 1997 are as follows:

                                                                                December 31,
                                                                       -------------------------

                                                                          1998          1997
                                                                       -----------   -----------
Investments at fair value as determined by quoted market price:
  Trustmark Stock Fund                                                 $ 6,088,462   $ 5,161,361
  Performance Funds Trust Mutual Funds-
    Short Term Govt. Inst. Fund                                          1,502,667     1,061,716
    Intermediate Term Govt. Inst. Fund                                   1,413,704     1,338,921
    Large Cap Equity Fund                                                4,017,199     2,784,985
    Small Cap Equity Fund                                                2,430,661     2,310,691
    Mid Cap Equity Fund                                                  5,011,152     4,250,730
  Templeton Foreign Fund                                                    41,430          --
Investments at estimated fair value:
  Trustmark National Bank Employee Benefit Stable Value Fund                  --       2,077,084
  Federated Capital Preservation Fund                                    2,573,027          --
  Frontier Trust Contribution Account                                    2,504,852          --
  Performance Funds Trust Money Market A                                      --         586,893
                                                                       -----------   -----------
                  Total investments                                    $25,583,154   $19,572,381
                                                                       ===========   ===========

                       TRUSTMARK NATIONAL BANK 401(k) PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           DECEMBER 31, 1998 AND 1997

During 1998, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value by $ 718,904 as follows:

     Investments  at fair  value as  determined  by  quoted  market price:
      Trustmark Stock Fund                                           $(203,931)
      Performance Funds Trust Mutual Funds-
        Short Term Govt. Inst. Fund                                     12,295
        Intermediate Term Govt. Inst. Fund                              37,389
        Large Cap Equity Fund                                          815,760
        Small Cap Equity Fund                                         (134,294)
        Mid Cap Equity Fund                                            190,542
        Templeton Foreign Fund                                           1,143
                                                                     =========
             Net appreciation in fair value of investments           $ 718,904
                                                                     =========

4. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 1, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. RELATED PARTIES

Plan assets include investments held with the Company. These investments do not constitute prohibited transactions as defined in ERISA Section 406(a). Trustmark National Bank serves as the investment advisor for the Performance Funds Trust Mutual Funds.

6. MERGERS

As of March 1, 1997 the National Bank of Corinth (NBC Corinth) 401(k) Plan was merged into the Plan. NBC Corinth plan assets totaling $1,064,251 were transferred to the Plan.

As of September  19, 1997 the Perry  County Bank Profit  Sharing Plan was merged
into  the  Plan.  Perry  County  Bank  plan  assets  totaling   $1,131,202  were
transferred to the Plan.

As of March 13, 1998 the Smith County Bank Profit Sharing Plan was merged into the Plan. Smith County Bank plan assets totaling $1,766,177 were transferred to the Plan.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

As of December 31, 1998, the Plan had approximately $72,000 of pending distributions to participants who elected to withdraw from the Plan. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the accompanying statement of changes in net assets available for plan benefits in accordance with generally accepted accounting principles.

The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1998:

                                                               Net Assets
                                                               Available
                                     Benefits     Benefits     for Plan
                                      Payable      Paid        Benefits
                                     ---------   ----------   -----------

Per financial statements             $   --      $2,032,720   $25,707,139
1998 amounts pending
   distribution to participants         72,000       72,000       (72,000)
                                     ---------   ----------   -----------
Per 5500                             $  72,000   $2,104,720   $25,635,139
                                     =========   ==========   ============

                       TRUSTMARK NATIONAL BANK 401(k) PLAN
                                (EIN 64-0180810)
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                        Total         Total
                                      Number of     Number of        Purchase         Selling        Cost of       Net Gain /
       Description of Asset           Purchases(1)    Sales  (1)       Price           Price          Asset          (Loss)
    ----------------------------     ------------  ------------    --------------  -------------- --------------  -------------
  * Performance Funds Trust-
      Money Market A                         145           131        $3,818,419      $4,439,033     $4,439,033   $      -

    Federated Capital Preservation
      Fund                                    48            32         5,296,230         402,819        402,819          -

    Frontier Trust
      Contribution Account                    49            32        26,283,672      23,778,821     23,778,821          -

  * Trustmark Employee Benefit
      Stable Value Fund                        7             8           470,242       2,306,298      2,306,298          -

  * Performance Funds Trust-Short
      Term Govt. Inst. Fund                   59            92         2,119,529         156,212        154,758          1,455

  * Performance Funds Trust-Intermediate
      Term Govt. Inst. Fund                   72            96         1,731,628         328,030        318,285          9,745

  * Performance Funds Trust-Large
      Cap Equity Fund                        133            58         4,557,664         324,714        320,752          3,962

  * Performance Funds Trust-Small
      Cap Equity Fund                         65            64         3,258,812         206,898        259,853        (52,955)

  * Performance Funds Trust-Mid
      Cap Equity Fund                         94            79         6,500,867         415,574        491,740        (76,166)

  * Trustmark Corporation
      Common Stock                           113            55         7,327,845         635,269        616,873         18,397

  (1)   No expenses were incurred by the Plan relative to these transactions.


  *   Denotes related party based on the following relationships:
      Trustmark National Bank serves as investment advisor for Performance Funds Trusts; Trustmark Corporation is the parent company of Trustmark National Bank.


                       TRUSTMARK NATIONAL BANK 401(k) PLAN
                   SCHEDULE OF PARTY-IN-INTEREST TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1998

                                              Purchase       Selling         Cost of       Net Gain /
         Description of Transaction     (1)     Price         Price           Asset         (Loss)
     --------------------------------       -------------   -----------     -----------   -----------

   * 145 Purchases of units in
     Performance Funds Trust-
     Money Market A                         $   3,818,419   $     -         $     -         $   -

   * 7 Purchases of shares in
     Trustmark Employee Benefit
     Stable Value Fund                            470,242         -               -             -

   * 59 Purchases of units in
     Performance Funds Trust-
     Short Term Govt. Inst. Fund                2,119,529         -               -             -

   * 72 Purchases of units in
     Performance Funds Trust-
     Intermediate Term Govt.
     Inst. Fund                                 1,731,628         -               -             -

   * 133 Purchases of units in
     Performance Funds Trust-
     Large Cap Equity Fund                      4,557,664         -               -             -

   * 65 Purchases of units in
     Performance Funds Trust-
     Small Cap Equity Fund                      3,258,812         -               -             -

   * 94 Purchases of units in
     Performance Funds Trust-
     Mid Cap Equity Fund                        6,500,867         -               -             -

   * 113 Purchases of shares of
     Trustmark Corporation (parent
     company of Trustmark National
     Bank, the Employer) common stock           7,327,845         -               -             -


                       TRUSTMARK NATIONAL BANK 401(k) PLAN
                   SCHEDULE OF PARTY-IN-INTEREST TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1998
                                   (continued)

                                              Purchase         Selling         Cost of         Net Gain /
         Description of Transaction     (1)     Price           Price           Asset           (Loss)
     -----------------------------------    --------------  --------------  --------------   -------------

   * 131 sales of units in Performance
     Funds Trust- Money Market A            $     -         $   4,439,033   $   4,439,033    $     -

   * 8 sales of shares in Trustmark
     Employee Benefit Stable Value
     Fund                                         -             2,306,298       2,306,298          -

   * 92 sales of shares in Performance
     Funds Trust- Short Term Govt
     Inst. Fund                                   -               156,212         154,758         1,455

   * 96 sales of shares in Performance
     Funds Trust- Intermediate Term
     Govt. Inst. Fund                             -               328,030         318,285         9,745

   * 58 sales of shares in Performance
     Funds Trust- Large Cap
     Equity Fund                                  -               324,714         320,752         3,962

   * 64 sales of shares in Performance
     Funds Trust- Small Cap
     Equity Fund                                  -               206,898         259,853       (52,955)

   * 79 sales of shares in Performance
     Funds Trust- Mid Cap
     Equity Fund                                  -               415,574         491,740       (76,166)

   * 55 Sales of shares of
     Trustmark Corporation (parent
     company of Trustmark National
     Bank, the Employer) common stock             -               635,269         616,873        18,397

   * Capital gains distributions received
     from Performance Funds Trusts                -               -               -             468,309


   (1)   No expenses were incurred by the Plan relative to these transactions.
   *   Denotes related party based on the following relationships:
       Trustmark National Bank serves as investment advisor for Performance Funds Trusts; Trustmark Corporation is the parent company of Trustmark National Bank. These transactions are not prohibited transactions as defined by ERISA Section 406(a).

                       TRUSTMARK NATIONAL BANK401(k) PLAN
                                (EIN 64-0180810)
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

                                                                                                            Current
 Identity of Issuer                                        Description                     Cost                Value
-------------------------------------   ---------------------------------------    -----------------    -------------------
    Money Market Account
    Federated                           Capital Preservation Fund                        $2,573,027          $2,573,027

    Frontier Trust                      Contribution Account                              2,504,852           2,504,852

    Fixed Income Mutual Funds
  * Performance Funds Trust             Short Term Govt. Inst. Fund                       1,494,302           1,502,667

  * Performance Funds Trust             Intermediate Term Govt. Inst. Fund                1,388,004           1,413,704

    Common Stock Fund
  * Trustmark Corporation               Common Stock Fund- 588,257.229 units              5,478,691           6,088,462

    Equity Mutual Funds
  * Performance Funds Trust             Large Cap Equity Fund                             4,018,699           4,017,199

  * Performance Funds Trust             Small Cap Equity Fund                             2,717,667           2,430,661

  * Performance Funds Trust             Mid Cap Equity Fund                               5,362,838           5,011,152

    Templeton                           Foreign Fund                                         42,136              41,430
                                                                                   -----------------    -------------------

         Total Assets Held For Investment Purposes                                      $25,580,217         $25,583,154
                                                                                   =================    ===================


  *   Denotes related party based on the following relationships:
      Trustmark National Bank serves as investment advisor for Performance Funds Trusts; Trustmark Corporation is the parent company of Trustmark National Bank.

                                   SIGNATURES

Pursuant  to  the   requirements  of  the  Securities  Act  of  1934,  the  Plan
Administrator has duly caused this Annul Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   Trustmark National Bank 401(k) Plan
                                   Trustmark National Bank, Plan Administrator

                                   By:  /s/Chuck Rainey
                                        ----------------
                                        Chuck Rainey
                                        Vice President

                                   June 30, 1999

                                  EXHIBIT INDEX

Exhibit Number                                      Description
--------------                         -----------------------------------------
      23                               Consent of Independent Public Accountants